FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Press Release dated June 23, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: June 23, 2005

MIGENIX Inc.

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC V6S 2L2

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Effectiveness of MX-2401 in Pneumonia Model

Vancouver, BC, CANADA & San Diego, CA, USA - June 23, 2005 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, has obtained positive results on the effectiveness of its lipopeptide anti-bacterial product candidate, MX-2401, in accepted experimental models of pneumonia and soft tissue infections. This injectable compound is in preclinical development for the treatment of serious gram-positive infections.  The company recently received a $9.3 million investment commitment from the Government of Canada's Technology Partnerships Canada program towards the development of MX-2401 (see the Company's press release dated April 1, 2005).

In studies conducted by Dr. William Craig at the University of Wisconsin Medical School and the VA Medical Center, the ability of MX-2401 to kill Streptococcus pneumoniae in the lungs and/or thighs of infected mice (a model used widely to predict efficacy in human pneumonia and complicated skin and soft tissue infections) and the efficacy of MX-2401 against another serious gram-positive pathogen, Staphylococcus aureus were confirmed. Dr. Craig is an internationally recognized expert in anti-infective therapy and Head of Clinical Pharmacology at the University of Wisconsin Medical School and a member of the MIGENIX Clinical Advisory Board.

Dr. Craig commented, "MX-2401 has several attractive features as a possible treatment for resistant gram-positive infections.  Based on results to date, the compound could have the potential to be used in treating complicated skin and soft tissue infections, pneumonia and bacteremia due to resistant gram-positive bacteria, including vancomycin-resistant enterococci".

Jake Clement, Ph.D., Chief Science Officer of MIGENIX stated, "MX-2401 has several key features including activity against drug resistant bacterial strains and an infrequent dosing schedule. It is very important to have confirmed the efficacy of MX-2401 by an internationally-recognized infectious disease expert in a highly-respected laboratory.  This compound has the potential to provide us another clinical development opportunity in the near-term."

About MX-2401

MX-2401 is a novel lipopeptide with potential as an improved treatment of patients infected with life-threatening strains of Streptococcus pneumoniae and Staphylococcus, including MRSA (methicillin-resistant Staphylococcus aureus) and MRSE (methicillin-resistant Staphylococcus epidermidis). In vitro studies have shown that MX-2401 is potent against these clinically important bacteria which are the cause of many hospital-acquired pneumonias and wound infections. MX-2401 is bactericidal and kills bacteria rather than merely inhibiting their growth. In preclinical studies to date, MX-2401 was effective in several models of infection and, therefore, could be used in the management of several types of severe bacterial infections. The $9.3 million investment agreement with the Government of Canada's Technology Partnerships Canada program will assist with the development costs of MX-2401. Over the next six months the company will be advancing MX-2401 process development in preparation for the manufacture of MX-2401 for the non-clinical studies required to support a Clinical Trial Application for the initiation of clinical development.

MIGENIX Inc. - NEWS RELEASE - June 23, 2005                                                                                                                                                         Page 2 of 2

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of Neurogenerative disease (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: the company advancing MX-2401 process development in preparation for the manufacture of MX-2401 for the non-clinical studies required to support a Clinical Trial Application for the initiation of clinical development and the potential for MX-2401 to be used in the management of severe bacterial infections. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; future capital needs; uncertainty of future funding; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.